Exhibit 99.2

Supplemental Financial Information of Sharyland Utilities, L.P.

InfraREIT, Inc. (InfraREIT or Company) has legal title to its regulated assets; however, Sharyland Utilities, L.P., the Company’s sole tenant (Sharyland), maintains operational control of those assets through leases and through its managing member interest in the Company’s subsidiary, Sharyland Distribution & Transmission Services, L.L.C. (SDTS), and is responsible for construction and maintenance of the Company’s regulated assets. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback financing accounting with respect to the lease of the Company’s regulated assets in Sharyland’s financial statements. Under failed sale-leaseback financing accounting, Sharyland is treated as the owner of the assets under all lease agreements, including regulated assets currently under construction. Consequently, the Company’s regulated assets, including any regulated assets currently under construction, are reflected as assets, and an estimate of Sharyland’s lease obligations to SDTS are reflected as liabilities on Sharyland’s balance sheet.

In addition to presenting Sharyland’s financial information in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), the Company is presenting Sharyland’s non-GAAP financial information below, which removes the effect of the failed sale-leaseback accounting. This non-GAAP financial information is reviewed by InfraREIT’s management and board of directors in evaluating Sharyland’s results of operations and financial condition. Although the Company’s management considers Sharyland’s U.S. GAAP financial information as well, management believes this non-GAAP financial information provides important supplemental evidence regarding Sharyland’s ability to meet its rent obligations to SDTS, as management believes it is helpful to InfraREIT’s investors in understanding Sharyland’s financial condition without the additional implications of the failed sale-leaseback accounting. However, these non-GAAP measures are not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. In addition, Sharyland’s method of calculating these measures may be different from methods used by other companies, and, accordingly, may not be comparable to similar measures as calculated by other companies that do not use the same methodology as Sharyland.

The following information is presented below:

•	Sharyland’s net income (loss), calculated in accordance with U.S. GAAP.
•

Sharyland’s non-GAAP net income (loss), which is calculated by adding the amount of depreciation and interest expense that Sharyland incurs as a result of failed sale-leaseback financing accounting to Sharyland’s U.S. GAAP net income (loss) and subtracting Sharyland’s non-GAAP rent expense. Sharyland’s non-GAAP rent expense differs from InfraREIT’s lease revenue because Sharyland’s non-GAAP rent expense is calculated on a cash rather than U.S. GAAP basis.

•

Sharyland’s non-GAAP net income (loss) before interest, taxes, depreciation, amortization and rent (EBITDAR), which is calculated by adding Sharyland’s non-GAAP interest, taxes, depreciation, amortization and rent expense to Sharyland’s non-GAAP net income (loss).

•	A coverage ratio illustrating how EBITDAR relates to Sharyland’s non-GAAP rent expense.
•	Sharyland’s non-GAAP balance sheet, which is derived by removing the impacts of the required U.S. GAAP failed sale-leaseback financing accounting treatment.

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2018	2017	2018	2017
Net (loss) income	$(8,522)	$14,607	$(7,147)	$25,641
Failed sale-leaseback adjustments:
Add: Failed sale-leaseback depreciation expense	7,945	8,981	23,424	26,430
Add: Failed sale-leaseback interest expense	42,209	37,657	120,104	110,147
Deduct: Rent expense	49,334	48,456	144,296	142,493
Sharyland's management reported net (loss) income	(7,702)	12,789	(7,915)	19,725
Adjustments:
Add: Interest expense, net	2,909	1,574	6,333	4,667
Add: Income tax expense	482	459	1,177	1,315
Add: Depreciation and amortization	3,784	2,113	11,447	6,992
Add: Rent expense	49,334	48,456	144,296	142,493
EBITDAR	$48,807	$65,391	$155,338	$175,192
Ratio of EBITDAR to rent expense	0.99x	1.35x	1.08x	1.23x

	September 30, 2018
(In thousands)	U.S. GAAP Balance Sheet	Failed Sale- Leaseback Adjustments	Non-GAAP Balance Sheet
Assets
Current assets	$76,106	$—	$76,106
Property, plant and equipment, net	1,970,604	(1,699,487)	271,117
Goodwill	1,100	—	1,100
Deferred charges - regulatory assets, net	45,984	(23,793)	22,191
Total Assets	$2,093,794	$(1,723,280)	$370,514
Partners' Capital and Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$32,651	$—	$32,651
Current portion of financing obligation	34,096	(34,096)	—
Current portion of long-term debt	3,493	—	3,493
Due to affiliates	29,163	—	29,163
Current state margin tax payable	1,369	—	1,369
Total current liabilities	100,772	(34,096)	66,676
Long-term financing obligations	1,692,691	(1,692,691)	—
Long-term debt	152,723	—	152,723
Regulatory liabilities	24,516	—	24,516
Other post-employment benefits (OPEB) and other long-term liabilities	1,889	—	1,889
Total liabilities	1,972,591	(1,726,787)	245,804
Commitments and contingencies
Partners' capital	121,203	3,507	124,710
Total Partners' Capital and Liabilities	$2,093,794	$(1,723,280)	$370,514

	December 31, 2017
(In thousands)	U.S. GAAP Balance Sheet	Failed Sale- Leaseback Adjustments	Non-GAAP Balance Sheet
Assets
Current assets	$93,649	$—	$93,649
Property, plant and equipment, net	1,942,393	(1,672,882)	269,511
Goodwill	1,100	—	1,100
Deferred charges - regulatory assets, net	44,055	(23,793)	20,262
Total Assets	$2,081,197	$(1,696,675)	$384,522
Partners' Capital and Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$46,515	$—	$46,515
Current portion of financing obligation	29,611	(29,611)	—
Current portion of long-term debt	3,493	—	3,493
Due to affiliates	31,615	—	31,615
Current state margin tax payable	1,915	—	1,915
Total current liabilities	113,149	(29,611)	83,538
Long-term financing obligations	1,668,904	(1,668,904)	—
Long-term debt	155,342	—	155,342
Regulatory liabilities	13,563	—	13,563
OPEB and other long-term liabilities	1,889	—	1,889
Total liabilities	1,952,847	(1,698,515)	254,332
Commitments and contingencies
Partners' capital	128,350	1,840	130,190
Total Partners' Capital and Liabilities	$2,081,197	$(1,696,675)	$384,522

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